Exhibit 99.98

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Silvermex Resources Inc. (the “Registrant”)
Registration Statement on Form 40-F
Consent of Expert

This consent is provided in connection with Amendment No. 1 to the Registrant’s registration statement on Form 40-F originally filed by the Registrant with the United States Securities and Exchange Commission on April 2, 2012 (as amended, the “Registration Statement”). The Registration Statement incorporates by reference, among other things, the Registrant’s Amended Annual Information Form for the year ended December 31, 2011 (the “Annual Information Form”).

I, Robert Fraser, P.Geo, of R J Fraser Exploration Services, Guelph, Ontario, hereby consent to:

  the use of my name in connection with the preparation or review of certain information of a technical or scientific nature contained in the Annual Information Form; and

  the inclusion and incorporation by reference of such information in the Registration Statement.

Dated the 3rd day of July, 2012

/s/ Robert Fraser
Robert Fraser, P. Geo